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                      SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, DC 20549

                           ------------------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       System Software Associates, Inc.
              (Exact Name of Registrant as Specified in Charter)

                   Delaware                               36-3144515
  (State of Incorporation or Organization)     (IRS Employer Identification No.)


                 500 West Madison Street, Chicago, IL         60661
          (Address of Principal Executive Offices including Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class        Name of each exchange
     to be so registered         on which registered

            None                     Not applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this form relates:
 .................... (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Rights to purchase Common Stock
                               (Title of class)
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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

     On February 1, 1999, the Board of Directors of System Software Associates, Inc. (the "Company"), declared a dividend distribution of one Right for each outstanding share of Common Stock, $.0033 par value (the "Common Stock"), of the Company to the stockholders of record at the close of business on February 12, 1999. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a Purchase Price of $50.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. All shares of Common Stock issued after February 12, 1999, but prior to the Distribution Date (as hereinafter defined) will be issued with Rights, and the Common Stock certificates representing such shares will contain a notation incorporating the Rights Agreement by reference. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that any individual, firm, corporation, partnership or other entity (a "Person") or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company's outstanding shares of Common Stock (such Person or group being an "Acquiring Person" and the date of the announcement being the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a Person or group of affiliated or associated Persons beneficially owning 30% or more of the Company's outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates issued after February 12, 1999 and (ii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will not be exercisable until the Distribution Date and will expire at the close of business on February 10, 2009, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and, thereafter, the separate Rights Certificates alone will represent the Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

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     After a Distribution Date, each Right entitles its holder, upon tendering the Rights Certificate together with the Purchase Price, to receive one share of the Company's Common Stock. The Purchase Price shall initially be set at $50.00, but is subject to adjustment pursuant to the terms of Rights Agreement.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remains outstanding and is not changed or exchanged, (ii) an Acquiring Person becomes the Beneficial Owner (as defined in the Rights Agreement) of 30% or more of the then outstanding shares of Common Stock (except pursuant to (a) an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the members of the Board of Directors who are not Acquiring Persons or their representatives or nominees determine to be fair to and otherwise in the best interests of the Company and its stockholders or (b) a cash tender offer or an exchange offer pursuant to which an Acquiring Person becomes the Beneficial Owner of 85% or more of the then Outstanding shares of Common Stock), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the product of (A) the Purchase Price and (B) the number of shares of Common Stock issuable upon the exercise of the Right prior to the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. In addition, Rights are not exercisable after the occurrence of any of the events set forth above until such time as the Company's right of redemption (as set forth below) expires.

     To illustrate the exercise of the Rights, at a Purchase Price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $50.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in clause (i) of the second preceding paragraph or a merger which follows an offer of the type described parenthetically in clause (ii) of the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the product of (A) the Purchase Price and (B) the number of shares of Common Stock issuable upon the exercise of the Right prior to the events described in this paragraph. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events." In addition, Rights are not exercisable after any Triggering Event until such time as the Company's right of redemption (as set forth below) expires.

     The Purchase Price payable, and the number of shares of Common Stock or other

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securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, reclassification or recapitalization of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued; in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time until the later of (i) the Triggering Event or (ii) the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable following a Triggering Event for Common Stock (or other consideration) of the Company or for common stock of the Acquiring company as set forth above.

     Other than those provisions relating to certain principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, such provisions may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that (i) no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and (ii) no other amendment relating to any other time period shall be made if it would not protect, enhance or clarify the rights of the holders of the Rights. The Company may amend the provisions of the Rights Agreement relating to certain principal economic terms of the Rights only if (i) there has been no Stock Acquisition Date; (ii) there has been no change in a majority

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of the directors resulting from a proxy or consent solicitation in which a person or group who or which may become an Acquiring Person or cause a Triggering Event participated in the solicitation; and (iii) the amendment will not adversely affect the interests of the holders of the Rights. The Company shall not required to obtain the approval of any of the holders of the Rights to amend the Rights Agreement.

Item 2.   Exhibits.

Exhibit                                  Description
1                  Rights Agreement, dated as of February 11, 1999, between
                   System Software Associates, Inc. and First Chicago Trust
                   Company of New York (which includes as Exhibit A, the Form of
                   Rights Certificate and as Exhibit B, the Summary of Rights to
                   Purchase Common Stock) incorporated herein by reference to the Company's Current Report on Form 8-K dated February 18,
                   1999.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       System Software Associates, Inc.

                                       By: /s/ Kirk Isaacson
                                           -------------------------------------
                                           Kirk Isaacson
                                           Secretary

Dated: February 18, 1999

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